Exhibit 99.2 - Stantec Inc.'s Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

		March 31, 2021	December 31, 2020
(In millions of Canadian dollars)	Notes	$	$
ASSETS
Current
Cash and deposits	6	249.5	289.5
Trade and other receivables	7	684.2	738.0
Unbilled receivables		357.0	342.2
Contract assets		66.5	66.7
Income taxes recoverable		46.7	47.2
Prepaid expenses		49.8	39.4
Other assets	9	44.1	42.1
Total current assets		1,497.8	1,565.1
Non-current
Property and equipment		233.1	240.1
Lease assets	4,8	447.9	447.0
Goodwill	4	1,684.6	1,673.8
Intangible assets	4	213.3	182.0
Net employee defined benefit asset		48.3	47.3
Deferred tax assets		43.8	42.4
Other assets	9	192.0	191.2
Total assets		4,360.8	4,388.9
LIABILITIES AND EQUITY
Current
Bank indebtedness	6	—	4.7
Trade and other payables		510.2	576.0
Lease liabilities	4,19	105.3	103.6
Deferred revenue		191.7	197.3
Income taxes payable		26.1	24.2
Long-term debt	10	63.1	46.6
Provisions	11	25.0	20.5
Other liabilities	12	18.8	14.3
Total current liabilities		940.2	987.2
Non-current
Lease liabilities	4,19	517.4	526.2
Income taxes payable		10.0	10.2
Long-term debt	10	636.5	634.2
Provisions	11	105.4	107.7
Net employee defined benefit liability	4	85.5	91.2
Deferred tax liabilities		62.3	63.4
Other liabilities	12	48.2	39.5
Total liabilities		2,405.5	2,459.6
Shareholders’ equity
Share capital	13	956.1	932.2
Contributed surplus		11.5	12.9
Retained earnings		991.1	958.6
Accumulated other comprehensive income		(4.2)	24.8
Total shareholders’ equity		1,954.5	1,928.5
Non-controlling interests		0.8	0.8
Total liabilities and equity		4,360.8	4,388.9
See accompanying notes

F-1	Stantec Inc.

Interim Condensed Consolidated Statements of Income
(Unaudited)

		For the quarter ended March 31,
		2021	2020
(In millions of Canadian dollars, except per share amounts)	Notes	$	$
Continuing operations
Gross revenue		1,089.2	1,220.5
Less subconsultant and other direct expenses		210.5	265.3

Net revenue		878.7	955.2
Direct payroll costs	16	412.3	448.5

Gross margin		466.4	506.7
Administrative and marketing expenses	8,13,16	341.5	367.3
Depreciation of property and equipment		13.2	14.5
Depreciation of lease assets	8	26.9	29.6
Amortization of intangible assets		13.3	14.2
(Reversal) impairment of lease assets	8	(1.6)	9.7
Net interest expense	8,10	9.3	15.0
Other net finance expense		1.2	1.6
Foreign exchange loss (gain)		1.3	(1.3)
Other (income) expense	17	(6.7)	10.8

Income before income taxes and discontinued operations		68.0	45.3

Income taxes
Current		19.1	8.6
Deferred		(2.0)	7.2

Total income taxes		17.1	15.8

Net income for the period from continuing operations		50.9	29.5

Discontinued operations
Net income from discontinued operations, net of tax	5	—	10.2

Net income for the period		50.9	39.7

Weighted average number of shares outstanding - basic		111,280,965	111,364,788

Weighted average number of shares outstanding - diluted		111,774,488	111,852,155

Shares outstanding, end of the period		111,631,605	111,103,584

Earnings per share, basic

Continuing operations		0.46	0.27
Discontinued operations		—	0.09

Total basic earnings per share		0.46	0.36

Earnings per share, diluted
Continuing operations		0.46	0.26
Discontinued operations		—	0.09

Total diluted earnings per share		0.46	0.35
See accompanying notes

F-2	Stantec Inc.

Interim Condensed Consolidated Statements
of Comprehensive Income
(Unaudited)

		For the quarter ended March 31,
		2021	2020
(In millions of Canadian dollars)	Notes	$	$
Net income for the period		50.9	39.7
Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations		(29.1)	109.6
Net unrealized (loss) gain on FVOCI financial assets	9	(0.6)	1.1
Unrealized gain (loss) on interest rate swap	15	0.7	(4.7)
		(29.0)	106.0
Items not to be reclassified to net income:
Remeasurement adjustment on net employee defined benefit liability		—	5.8

Other comprehensive (loss) income for the period, net of tax		(29.0)	111.8

Total comprehensive income for the period, net of tax		21.9	151.5
See accompanying notes

F-3	Stantec Inc.

Interim Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited)

	Shares Outstanding (note 13)	Share Capital (note 13)	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2019	111,212,975	879.8	23.9	917.7	54.1	1,875.5
Net income				39.7		39.7
Other comprehensive loss					111.8	111.8
Total comprehensive income (loss)				39.7	111.8	151.5
Share options exercised for cash	736,101	22.7				22.7
Share-based compensation			0.6			0.6
Shares repurchased under Normal Course Issuer Bid	(845,492)	(6.8)	(0.2)	(24.4)		(31.4)
Reclassification of fair value of share options previously expensed		4.3	(4.3)			—
Dividends declared				(17.2)		(17.2)

Balance, March 31, 2020	111,103,584	900.0	20.0	915.8	165.9	2,001.7

Balance, December 31, 2020	111,005,347	932.2	12.9	958.6	24.8	1,928.5

Net income				50.9		50.9
Other comprehensive income					(29.0)	(29.0)
Total comprehensive income				50.9	(29.0)	21.9
Share options exercised for cash	626,258	20.4				20.4
Share-based compensation			2.1			2.1
Reclassification of fair value of share options previously expensed		3.5	(3.5)			—
Dividends declared				(18.4)		(18.4)

Balance, March 31, 2021	111,631,605	956.1	11.5	991.1	(4.2)	1,954.5
See accompanying notes

F-4	Stantec Inc.

Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		For the quarter ended March 31,
		2021	2020
(In millions of Canadian dollars)	Notes	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net income from continuing operations		50.9	29.5
Add (deduct) items not affecting cash:
Depreciation of property and equipment		13.2	14.5
Depreciation of lease assets		26.9	29.6
(Reversal) impairment of lease assets		(1.6)	9.7
Amortization of intangible assets		13.3	14.2
Deferred income taxes		(2.0)	7.2
Unrealized (gain) loss on equity securities	17	(5.1)	11.4
Share-based compensation	13	12.4	2.2
Provision for self-insured liabilities and claims		6.7	10.1
Other non-cash items		(13.0)	0.3
		101.7	128.7
Trade and other receivables		62.7	1.2
Unbilled receivables		(11.0)	(89.7)
Contract assets		0.2	(11.0)
Prepaid expenses		(10.2)	(3.3)
Income taxes recoverable		2.5	(7.7)
Trade and other payables		(82.1)	(54.5)
Deferred revenue		(8.1)	(9.1)
		(46.0)	(174.1)
Cash flows from (used in) operating activities from continuing operations		55.7	(45.4)
Cash flows from operating activities from discontinued operations		—	2.4

Net cash flows from (used in) operating activities		55.7	(43.0)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisition, net of cash acquired	4	(16.8)	—
Proceeds from sale (purchase) of investments held for self-insured liabilities	9	1.1	(11.7)
Purchase of intangible assets		(1.3)	(0.5)
Purchase of property and equipment		(6.5)	(8.5)
Other		(0.1)	0.1

Net cash flows used in investing activities		(23.6)	(20.6)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from revolving credit facility		—	60.0
Repayment of notes payable and other long-term debt		(22.3)	(16.5)
Net payment of lease obligations	19	(34.1)	(33.0)
Proceeds from lease inducements		1.9	0.2
Payment of software financing obligations		(10.6)	(8.2)
Repurchase of shares for cancellation		—	(33.3)
Proceeds from exercise of share options		20.4	22.7
Payment of dividends to shareholders	13	(17.2)	(16.1)

Net cash flows used in financing activities	19	(61.9)	(24.2)
Foreign exchange (loss) gain on cash held in foreign currency		(5.5)	16.6

Net decrease in cash and cash equivalents		(35.3)	(71.2)

Cash and cash equivalents, beginning of the period		284.8	204.0

Cash and cash equivalents, end of the period	6	249.5	132.8

Supplemental disclosure
Income taxes paid		15.1	8.5
Net interest paid		6.9	14.5
See accompanying notes

F-5	Stantec Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2021	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

1.Corporate Information
The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc., its subsidiaries, and its structured entities (the Company) for the quarter ended March 31, 2021, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on May 5, 2021. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 400, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2.Basis of Preparation
These consolidated financial statements for the quarter ended March 31, 2021, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2020, annual consolidated financial statements. These consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

The accounting policies applied when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2020, except as described in note 3.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2020 annual consolidated financial statements, which included considerations for the impacts of the continuing COVID-19 pandemic. As there remains a great deal of uncertainty as to the pace of economic recovery from the disruption caused by the pandemic, management will continue to monitor the impact of the pandemic on its operations and financial position. Actual results could differ from estimates.

3.Recent Accounting Pronouncements and Changes to Accounting Policies
In August 2020, the IASB issued Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS
39, IFRS 7, IFRS 4 and IFRS 16), with an effective date of January 1, 2021. Phase 2 amendments provide relief for "replacement issues" that may arise during the reform, such as changes to contractual cash flows for financial instruments or hedging relationships resulting from the transition to an alternative benchmark rate. This amendment did not have an impact on the Company's consolidated financial statements.

Future adoptions
The standards, amendments, and interpretations issued before 2021 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2020 annual consolidated financial statements. In addition, the following amendments were issued during 2021:
•In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.
•In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously "significant")

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2021	F-7	Stantec Inc.

accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted.

The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements.

4.Business Acquisition
On March 1, 2021 the Company acquired 100% of the shares and business of Greg Tucker and Associates Pty Ltd. (GTA) for cash consideration and notes payable. GTA is an Australian-based transportation planning and engineering firm with offices in Melbourne, Sydney, Brisbane, Adelaide, and Perth. This addition further strengthens the Company's Infrastructure operations in the Global group of cash generating units (CGUs).

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

For the acquisition completed year to date	Notes	Total $

Cash consideration	6	25.9
Notes payable	10	17.1
Consideration		43.0

Assets and liabilities acquired
Cash acquired		9.1
Non-cash working capital
Trade receivables		4.1
Trade and other payables		(5.8)
Lease liabilities		(2.4)
Other non-cash working capital		1.1
Lease assets		7.5
Intangible assets		8.1
Lease liabilities		(4.9)
Net employee defined benefit liability		(1.6)
Deferred tax liabilities		(2.4)
Other		0.4
Total identifiable net assets at fair value		13.2
Goodwill arising on acquisition		29.8

Trade receivables and other non-cash working capital are recognized at fair value at the time of acquisition, and their fair value approximated their net carrying value.

The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition as if the acquired leases were new leases at the acquisition date. The lease assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favorable/unfavorable terms of the lease relative to market terms.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Goodwill and intangible assets are not deductible for income tax purposes.

At March 31, 2021, provisions for claims outstanding relating to all prior acquisitions were $5.8, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree.

Gross revenue earned in 2021 since GTA's acquisition date is approximately $2.2. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree's earnings in its consolidated financial statements since the acquisition date.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2021	F-8	Stantec Inc.

Consideration paid
Details of the cash consideration paid for the current year's acquisition are as follows:

March 31, 2021
$
Cash consideration paid	25.9
Cash acquired	9.1
Total net cash paid	16.8

Fair value of net assets for current and prior year acquisitions
The preliminary fair values of the net assets recognized in the Company's consolidated financial statements were based on management's best estimates of the acquired identifiable assets and liabilities at the acquisition dates. Management finalized the fair value assessments of assets and liabilities purchased from Teshmont Consultants LP. Management is currently awaiting the vendor's closing financial statements for AGEL adviseurs B.V. and GTA, and certain customer information for Wenck Enterprises Inc. Once the outstanding information from the acquisitions is received, reviews are completed, and approvals are obtained, the valuation of acquired assets and liabilities will be finalized. No significant measurement period adjustments were recorded during the first quarter of 2021.

5.Discontinued Operations
Pursuant to executed settlement agreements, project loss recoveries of $10.2 were recognized in the first quarter of 2020.

6.Cash and Cash Equivalents
The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	March 31, 2021	March 31, 2020
	$	$

Cash	240.9	150.7
Cash in escrow	4.4	—
Unrestricted investments	4.2	8.6
Cash and deposits	249.5	159.3
Bank indebtedness	—	(26.5)
Cash and cash equivalents	249.5	132.8

Cash in escrow includes cash consideration for an acquisition.

7.Trade and Other Receivables

	March 31, 2021	December 31, 2020
	$	$

Trade receivables, net of expected credit losses of $2.0 (2020 – $3.0)	658.0	702.7
Holdbacks, current	18.0	19.7
Other	8.2	15.6
Trade and other receivables	684.2	738.0

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2021	F-9	Stantec Inc.

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$
March 31, 2021	660.0	398.9	140.6	37.9	19.9	62.7
December 31, 2020	705.7	389.5	160.3	60.9	25.9	69.1

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 15.

8.Lease Assets
As part of the Company's strategic initiative in 2020, the real estate lease portfolio was evaluated and resulted in the approval of a formal plan to sublease certain underutilized office spaces. This change in use resulted in the recognition of impairment losses where the carrying amount of the assets exceeded the recoverable amount, determined based on the value in use method.

During the first quarter of 2021, payments made for variable costs on impaired office lease assets reduced the estimated future cash outflows and increased the recoverable amount of the lease assets. This resulted in a $1.6 reversal of the recorded impairments, primarily related to the Canada reportable segment.

9.Other Assets

		March 31, 2021	December 31, 2020
	Note	$	$

Financial assets
Investments held for self-insured liabilities	14	177.2	174.9
Holdbacks on long-term contracts		27.5	25.9
Other		13.3	12.4
Non-financial assets
Investments in joint ventures and associates		7.5	8.3
Other		10.6	11.8
		236.1	233.3
Less current portion - financial		37.7	34.7
Less current portion - non-financial		6.4	7.4
Long-term portion		192.0	191.2

Financial assets-other primarily include indemnifications, sublease receivables, and deposits. Non-financial assets-other include deferred contract costs, transactions costs on long-term debt, and investment tax credits.

Investments held for self-insured liabilities include government and corporate bonds that are classified as fair value through other comprehensive income (FVOCI) with unrealized gains (losses) recorded in other comprehensive income (loss). Investments also include equity securities that are classified as fair value through profit and loss with gains (losses) recorded in net income. During the first quarter of 2021, the Company recorded an unrealized gain on equity securities of $5.1 (March 31, 2020 – unrealized loss of $11.4) (note 17) and an unrealized loss on bonds of $0.6 (March 31, 2020 – unrealized gain of $1.1).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2021	F-10	Stantec Inc.

10. Long-Term Debt

	March 31, 2021	December 31, 2020
	$	$

Senior unsecured notes	298.0	299.5
Term loan	309.3	309.1
Notes payable	62.4	68.8
Software financing obligations	29.9	3.4
	699.6	680.8
Less current portion	63.1	46.6
Long-term portion	636.5	634.2

Interest on the Company’s long-term debt for the first quarter of 2021 was $4.0 (March 31, 2020 – $8.1).

Senior unsecured notes
The Company has $300.0 of senior unsecured notes (the notes) that mature on October 8, 2027. The notes bear interest at a fixed rate of 2.048% per annum, which is payable in Canadian funds semi-annually on April 8th and October 8th of each year. The notes rank pari passu with all other debt and future indebtedness of the Company.

Revolving credit facilities and term loan
The Company has syndicated credit facilities consisting of a senior revolving credit facility in the maximum amount of $800.0 and senior term loan of $310.0 in two tranches. Additional funds of $600.0 can be accessed subject to approval and under the same terms and conditions.

The revolving credit facility matures on June 27, 2024. Tranche B and C of the term loan are payable in Canadian funds of $150.0 (due on June 27, 2022) and $160.0 (due on June 27, 2023), respectively, and may be repaid from time to time at the option of the Company. The average interest rate for the term loan at March 31, 2021, was 2.73% (December 31, 2020 – 2.55%).

The Company is subject to restrictive covenants related to its credit facilities which are measured quarterly. These covenants are consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2020. The Company was in compliance with these covenants as at and throughout the quarter ended March 31, 2021.

Notes payable
Notes payable consists primarily of notes payable for acquisitions (note 4). The weighted average interest rate on the notes payable at March 31, 2021, was 2.27% (December 31, 2020 – 2.4%). Notes payable may be supported by promissory notes and are due at various times from 2021 to 2024. The aggregate maturity value of the notes at March 31, 2021, was $63.3 (December 31, 2020 – $69.8). At March 31, 2021, $4.2 (US$3.3) (December 31, 2020 – $5.7 (US$4.5)) of the notes was payable in US funds, $37.0 (AU$38.4) (December 31, 2020 – $38.4 (AU$39.2)) was payable in Australian funds, and $14.7 (December 31, 2020 – $17.2) was payable in other foreign currencies.

Software financing obligations
The Company has financing obligations for software (included in intangible assets) bearing interest at rates ranging from 0.88% to 4.18%. These obligations expire at various dates before July 2024. Software additions acquired through software financing obligations in the first quarter of 2021, were $37.4 (December 31, 2020 - $0.4) and have been excluded from the consolidated statement of cash flows (note 19).

Surety facilities
The Company has surety facilities related to Construction Services (which was sold in 2018), to accommodate the issuance of bonds for certain types of project work. At March 31, 2021, the Company had retained bonds of $123.8 (US$98.4) (December 31, 2020 – $155.1 (US$121.8)) in US funds under these surety facilities. These bonds expire at various dates before December 2021. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds.

The Company also had $11.8 (December 31, 2020 - $12.0) in bonds for Consulting Services. These bonds expire at various dates before September 2026.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2021	F-11	Stantec Inc.

11.Provisions

	Self- insured liabilities	Claims	Onerous contracts	Expected project losses	Lease restoration	Total
	$	$	$	$	$	$

January 1, 2021	95.8	13.8	4.8	1.6	12.2	128.2
Current period provisions	4.6	0.8	—	0.9	0.4	6.7
Acquisition	—	—	—	—	0.2	0.2
Paid or otherwise settled	(4.0)	1.5	(1.1)	—	—	(3.6)
Impact of foreign exchange	(1.0)	(0.1)	—	0.1	(0.1)	(1.1)
	95.4	16.0	3.7	2.6	12.7	130.4
Less current portion	5.5	12.8	2.5	2.6	1.6	25.0
Long-term portion	89.9	3.2	1.2	—	11.1	105.4

12.Other Liabilities

		March 31, 2021	December 31, 2020
	Note	$	$

Cash-settled share-based compensation		37.8	25.5
Deferred non-corporate tax liabilities		13.1	13.2
Interest rate swap	15	6.0	6.9
Other		10.1	8.2
		67.0	53.8
Less current portion		18.8	14.3
Long-term portion		48.2	39.5

During 2020, certain jurisdictions, primarily the United States, the United Kingdom, and Australia permitted companies to defer certain non-corporate tax payments. At March 31, 2021, the Company deferred payments of these non-corporate taxes of $26.8. Of this amount, $13.7 is due before the end of 2021 and is recorded in Trade and Other Payables and $13.1 is due before the end of 2022 and is recorded in Other Liabilities.

13.Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares
On November 12, 2020, the Company received approval from the TSX to renew its Normal Course Issuer Bid (NCIB), enabling it to purchase up to 5,605,224 common shares during the period November 16, 2020, to November 15, 2021. The Company also has an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the NCIB at any time during predetermined trading blackout periods. As at March 31, 2021 and December 31, 2020, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.
Dividends
Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2021.

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
November 4, 2020	December 31, 2020	January 15, 2021	0.155	17.2
February 24, 2021	March 31, 2021	April 15, 2021	0.165	—

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2021	F-12	Stantec Inc.

At March 31, 2021, trade and other payables included $18.4 (December 31, 2020 – $17.2) related to the dividends declared on February 24, 2021.

Share-based payment transactions
During the first quarter of 2021, the Company recognized share-based compensation expense of $12.4 (March 31, 2020 – $2.2) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed,
$0.1 (March 31, 2020 – $0.6) related to the amortization of the fair value of options granted and $12.3 (March 31, 2020
– $1.6) related to the cash-settled share-based compensation (RSUs, DSUs, and PSUs). Also, an adjustment of $2.0 (March 31, 2020 - $nil) was included in contributed surplus for deferred tax impacts on share-based compensation.

14.Fair Value Measurements
All financial instruments carried at fair value are categorized into one of the following:
•Level 1 – quoted market prices
•Level 2 – valuation techniques (market observable)
•Level 3 – valuation techniques (non-market observable)
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

In the first quarter of 2021, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis at March 31, 2021:

		Carrying Amount	Level 1	Level 2	Level 3
	Notes	$	$	$	$

Assets
Investments held for self-insured liabilities	9	177.2	—	177.2	—

Liabilities
Interest rate swap	12,15	6.0	—	6.0	—

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at March 31, 2021:

		Carrying Amount	Level 1	Level 2	Level 3
	Note	$	$	$	$

Senior unsecured notes	10	298.0	—	290.4	—
Notes payable	10	62.4	—	62.9	—

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2021	F-13	Stantec Inc.

The fair value of senior unsecured notes and notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

15.Financial Instruments
a)Derivative financial instruments
The Company has an interest rate swap agreement to hedge the interest rate variability on Tranche C of the term loan with a notional amount of $160.0. The change in fair value of the interest rate swap, estimated using market rates at March 31, 2021, is an unrealized gain of $0.9 ($0.7 net of tax) (March 31, 2020 – unrealized loss of $6.3 ($4.7 net of tax)). The unrealized gains and losses relating to the swap are recorded in other comprehensive income (loss) and in the statement of financial position as other assets or other liabilities.

As at March 31, 2021, the Company has a foreign currency forward contract to purchase USD$75.0 for CAD$94.3 equivalent on the trade date that matures on May 7, 2021. The contract was entered to mitigate the risk of foreign currency fluctuations. The fair value of this contract, estimated using market rates as at March 31, 2021, is an unrealized loss of $0.1 and was recorded in foreign exchange loss (gain) and in the consolidated statement of financial position within trade and other payables.

b)Nature and extent of risks
The COVID-19 pandemic, as described in note 2, has generally increased the nature and extent of risks arising from financial instruments that the Company is exposed to. Management is closely monitoring the impact of the pandemic on the Company’s risk exposure and will adjust its risk management approach as necessary.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and deposits, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at March 31, 2021, was $1,575.2 (December 31, 2020 – $1,649.6).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At March 31, 2021, the days of revenue in trade receivables was 56 days (December 31, 2020 – 58 days).

Price risk
The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified.

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, long - and short-term borrowings from its $800.0 revolving credit facility, term loans, and the issuance of common shares. The unused capacity of the revolving credit facility at March 31, 2021, was $791.9 (December 31, 2020 – $786.5). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2021	F-14	Stantec Inc.

16.Employee Costs from Continuing Operations

	For the quarter ended March 31,
	2021	2020
	$	$
Wages, salaries, and benefits	659.4	679.5
Pension costs	18.5	21.6
Share-based compensation	12.4	2.2
Total employee costs	690.3	703.3
Direct labor	412.3	448.5
Indirect labor	278.0	254.8
Total employee costs	690.3	703.3

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs for the first quarter of 2021 is $18.1 (March 31, 2020 – $21.1) related to defined contribution plans.

As a result of the outbreak of the COVID-19 pandemic, government grants received for wage subsidies were $2.7 in the first quarter of 2021. The wage subsidies were presented as a reduction to direct labor of $2.1 in direct payroll costs and indirect labor of $0.6 in administrative and marketing expenses. At March 31, 2021, there were no unperformed conditions related to these grants.

17.Other (Income) Expense

	For the quarter ended March 31,
	2021	2020
	$	$

Share of (income) loss from joint ventures and associates	(0.4)	0.4
Unrealized (gain) loss on equity securities	(5.1)	11.4
Other	(1.2)	(1.0)
Total other (income) expense	(6.7)	10.8

18.Income Taxes
The estimated effective tax rate was reduced from the prior year rate primarily due to the tax rate differences and mix of forecasted earnings from the foreign jurisdictions the Company operates in, a reduction in non-deductible expenses, and revisions of certain tax estimates.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2021	F-15	Stantec Inc.

19.Cash Flow Information
A reconciliation of liabilities arising from financing activities for the quarter ended March 31, 2021, is as follows:

	Senior Unsecured Notes	Revolving Credit Facility and Term Loan	Lease Liabilities	Notes Payable	Software Financing Obligations	Dividends	Total
	$	$	$	$	$	$	$
January 1, 2021	299.5	309.1	629.8	68.8	3.4	17.2	1,327.8
Statement of cash flows
Proceeds	—	—	1.9	—	—	—	1.9
Repayments or payments	—	—	(34.1)	(22.3)	(10.6)	(17.2)	(84.2)
Non-cash changes
Foreign exchange	—	—	(5.2)	—	—	—	(5.2)
Additions and modifications	—	—	30.4	17.1	37.4	—	84.9
Dividends declared	—	—	—	—	—	18.4	18.4
Other	(1.5)	0.2	(0.1)	(1.2)	(0.3)	—	(2.9)
March 31, 2021	298.0	309.3	622.7	62.4	29.9	18.4	1,340.7

20.Related-Party Disclosures
At March 31, 2021, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2020 annual consolidated financial statements. The Company enters into related-party transactions through a number of joint ventures, associates, and joint operations. During the first quarter of 2021, the nature and extent of these transactions were not materially different from those disclosed in the Company’s December 31, 2020 annual consolidated financial statements.

21.Segmented Information
The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2021	F-16	Stantec Inc.

Reportable segments from continuing operations

	For the quarter ended March 31, 2021
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	299.9	595.3	221.4	1,116.6	(27.4)	1,089.2
Less inter-segment revenue	7.4	6.6	13.4	27.4	(27.4)	—
Gross revenue from external customers	292.5	588.7	208.0	1,089.2	—	1,089.2
Less subconsultants and other direct expenses	36.4	134.0	40.1	210.5	—	210.5
Total net revenue	256.1	454.7	167.9	878.7	—	878.7
Gross margin	136.6	242.5	87.3	466.4	—	466.4

	For the quarter ended March 31, 2020
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	319.6	694.3	230.5	1,244.4	(23.9)	1,220.5
Less inter-segment revenue	8.7	4.7	10.5	23.9	(23.9)	—
Gross revenue from external customers	310.9	689.6	220.0	1,220.5	—	1,220.5
Less subconsultants and other direct expenses	35.1	180.6	49.6	265.3	—	265.3
Total net revenue	275.8	509.0	170.4	955.2	—	955.2
Gross margin	139.5	272.1	95.1	506.7	—	506.7

The following tables disclose the disaggregation of non-current assets and gross revenue by geographic area and services:

Geographic information

	Non-Current Assets		Gross Revenue
	March 31, 2021	December 31, 2020	For the quarter ended March 31,
			2021	2020
	$	$	$	$

Canada	659.1	646.0	292.5	310.9
United States	1,411.0	1,430.0	588.7	689.6
United Kingdom	143.4	142.4	83.7	84.8
Other global geographies	365.3	324.5	124.3	135.2
	2,578.8	2,542.9	1,089.2	1,220.5

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2021	F-17	Stantec Inc.

Gross revenue by services

	For the quarter ended March 31,
	2021	2020
	$	$

Buildings	223.4	273.1
Energy & Resources	131.5	176.9
Environmental Services	179.8	179.2
Infrastructure	304.0	343.3
Water	250.5	248.0
Total gross revenue from external customers	1,089.2	1,220.5

Performance will fluctuate quarter to quarter. The first and fourth quarters historically have the lowest revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34. The uncertain impacts of the COVID-19 pandemic also may result in changes to this pattern.

Customers
The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

22.Events after the Reporting Period
Engenium
On May 1, 2021, the Company purchased the shares of Engenium for cash consideration and notes payable. Engenium is a 170-person firm based in Australia. The firm specializes in the delivery of sustainable mining, resources, and industrial infrastructure projects, and has a strong focus on renewable energy and sustainable solutions. This addition will further strengthen the Company's commitment to sustainability in its Global Energy & Resources operations.

Dividend
On May 5, 2021, the Company declared a dividend of $0.165 per share, payable on July 15, 2021, to shareholders of record on June 30, 2021.

23.Comparative Figures
Certain comparative figures have been reclassified to conform to the presentation adopted for 2021.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2021	F-18	Stantec Inc.